JSAT

CID-B-03-091
August 4, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

Enclosed documents are as follows:

- NTT Docomo to Transfer Satellite Assets to JSAT and Acquire JSAT Common Stock
- Notice Regarding Disposal of The Company's Own Shares

Thank you for your attention and cooperation.

Yours faithfully,

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

dw 8/14

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

July 31, 2003

Press Release

JSAT Corporation
NTT DoCoMo, Inc.

NTT DoCoMo to Transfer Satellite Assets to JSAT and Acquire JSAT Common Stock

JSAT Corporation and NTT DoCoMo, Inc. today reached an agreement on the transfer of NTT DoCoMo's interest in two jointly owned communications satellites—N-STARa and N-STARb—to JSAT. Pursuant to the agreement, NTT DoCoMo will hereafter lease the two satellites from JSAT to continue providing its proprietary WideStar® satellite mobile communications service. The agreement will also see NTT DoCoMo acquire a strategic equity interest in JSAT to continue to ensure the provision of reliable service.

JSAT presently owns and operates eight communications satellites, offering communications and broadcasting services for both domestic and international markets. NTT DoCoMo holds an interest in two of those satellites, N-STARa and N-STARb, which it uses to provide the WideStar service.

The agreement will enable JSAT and NTT DoCoMo offer even more reliable services, and presents the opportunity for the two companies to actively explore new avenues of collaboration in the satellite mobile communications business.

The details of the agreement are as follows.

Transfer of Satellite Assets

1. **Date of Transfer**
   August 1, 2003 (Planned)

2. **Details of Transfer**
   NTT DoCoMo will transfer its interest in communications satellites N-STARa and N-STARb to JSAT.
   (Mobile Satellite Service (MSS) mission: S-band*,C-band*)

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17･18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17･18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

3. Value of Assets to be Transferred

Approx. ¥3.3 billion

*S-band: 2.6GHz/2.5GHz frequency band suitable for mobile communications, C-band: 6GHz/4GHz frequency band

Acquisition of Shares

1. No. of Shares to be Acquired

NTT DoCoMo will acquire 4,749 shares of JSAT's common stock.
(Approx. 1.24% of total number of shares issued and outstanding; total paid-in capital: approx. ¥1.7 billion)

2. Method of Share Acquisition

NTT DoCoMo will acquire JSAT-held treasury stock.

3. Date of Acquisition

August 20, 2003 (Planned)

Reference

I. Profiles of the Two Companies

Name	JSAT Corporation	NTT DoCoMo, Inc.
Head Office	1-11-1 Marunouchi, Chiyoda-ku Tokyo, Japan	2-11-1 Nagata-cho, Chiyoda-ku Tokyo, Japan
President	President and CEO Kiyoshi Isozaki	President and CEO Keiji Tachikawa
Capital	¥53,769 million	¥949,679 million

II. Present Ownership of N-STARa and N-STARb

	JSAT	NTT DoCoMo
N-STARa	70%	30%
N-STARb	70%	30%

About JSAT

JSAT Corporation is a leading satellite operator in the Asia Pacific region. The company owns and operates eight satellites in seven orbital slots. JSAT provides communications and broadcasting services that offer a variety of solutions to a wide range of customers. Based on its corporate slogan, "JSAT, Expanding Horizons," the company is actively expanding its operation internationally and cultivating new customer sectors. JSAT is listed on the First Section of the Tokyo Stock Exchange. For more information, visit www.jsat.net.

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company with more than 46 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world's most popular mobile internet service, which provides e-mail and internet access to over 39 million subscribers, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

WideStar is a registered trademark of NTT DoCoMo, Inc. in Japan.

July 31, 2003
JSAT Corporation

Notice Regarding Disposal of The Company's Own Shares

JSAT Corporation hereby serves notice that at meeting today, the Board of Directors approved a resolution to dispose its own shares as follows.

Particulars

1.	Purpose of Disposal:	Transfers its own shares to NTT DoCoMo, Inc.
2.	Details of Shares to be disposed:	
	(1) Class of Shares	JSAT's common stock
	(2) Total Number of Shares	4,749
	(3) Price	¥362,000 per share
3.	Method of Disposal:	Transfers its own shares to NTT DoCoMo, Inc.
4.	Date of Disposal:	August 20, 2003 (planned)
5.	Number of its own Shares after Disposal:	0.5 share

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan





CID-B-03-091
August 4. 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street. N.W.
Washington. D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934. as amended. enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b). the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

Enclosed documents are as follows:

- NTT Docomo to Transfer Satellite Assets to JSAT and Acquire JSAT Common Stock
- Notice Regarding Disposal of The Company's Own Shares

Thank you for your attention and cooperation.

Yours faithfully.

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

JSAT

July 31, 2003

Press Release

JSAT Corporation
NTT DoCoMo, Inc.

NTT DoCoMo to Transfer Satellite Assets to JSAT and Acquire JSAT Common Stock

JSAT Corporation and NTT DoCoMo, Inc. today reached an agreement on the transfer of NTT DoCoMo's interest in two jointly owned communications satellites—N-STARa and N-STARb—to JSAT. Pursuant to the agreement, NTT DoCoMo will hereafter lease the two satellites from JSAT to continue providing its proprietary WideStar® satellite mobile communications service. The agreement will also see NTT DoCoMo acquire a strategic equity interest in JSAT to continue to ensure the provision of reliable service.

JSAT presently owns and operates eight communications satellites, offering communications and broadcasting services for both domestic and international markets. NTT DoCoMo holds an interest in two of those satellites, N-STARa and N-STARb, which it uses to provide the WideStar service.

The agreement will enable JSAT and NTT DoCoMo offer even more reliable services, and presents the opportunity for the two companies to actively explore new avenues of collaboration in the satellite mobile communications business.

The details of the agreement are as follows.

Transfer of Satellite Assets

1. **Date of Transfer**
   August 1, 2003 (Planned)

2. **Details of Transfer**
   NTT DoCoMo will transfer its interest in communications satellites N-STARa and N-STARb to JSAT.
   (Mobile Satellite Service (MSS) mission: S-band*,C-band*)

3. Value of Assets to be Transferred

Approx. ¥3.3 billion

*S-band: 2.6GHz/2.5GHz frequency band suitable for mobile communications, C-band: 6GHz/4GHz frequency band

Acquisition of Shares

1. No. of Shares to be Acquired

NTT DoCoMo will acquire 4,749 shares of JSAT's common stock.
(Approx. 1.24% of total number of shares issued and outstanding; total paid-in capital: approx. ¥1.7 billion)

2. Method of Share Acquisition

NTT DoCoMo will acquire JSAT-held treasury stock.

3. Date of Acquisition

August 20, 2003 (Planned)

Reference

I. Profiles of the Two Companies

Name	JSAT Corporation	NTT DoCoMo, Inc.
Head Office	1-11-1 Marunouchi, Chiyoda-ku Tokyo, Japan	2-11-1 Nagata-cho, Chiyoda-ku Tokyo, Japan
President	President and CEO Kiyoshi Isozaki	President and CEO Keiji Tachikawa
Capital	¥53,769 million	¥949,679 million

II. Present Ownership of N-STARa and N-STARb

	JSAT	NTT DoCoMo
N-STARa	70%	30%
N-STARb	70%	30%

About JSAT

JSAT Corporation is a leading satellite operator in the Asia Pacific region. The company owns and operates eight satellites in seven orbital slots. JSAT provides communications and broadcasting services that offer a variety of solutions to a wide range of customers. Based on its corporate slogan, "JSAT, Expanding Horizons," the company is actively expanding its operation internationally and cultivating new customer sectors. JSAT is listed on the First Section of the Tokyo Stock Exchange. For more information, visit www.jsat.net.

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company with more than 46 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world's most popular mobile internet service, which provides e-mail and internet access to over 39 million subscribers, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

WideStar is a registered trademark of NTT DoCoMo, Inc. in Japan.

July 31, 2003
JSAT Corporation

Notice Regarding Disposal of The Company's Own Shares

JSAT Corporation hereby serves notice that at meeting today, the Board of Directors approved a resolution to dispose its own shares as follows.

Particulars

1.	Purpose of Disposal:	Transfers its own shares to NTT DoCoMo, Inc.
2.	Details of Shares to be disposed:	
	(1) Class of Shares	JSAT's common stock
	(2) Total Number of Shares	4,749
	(3) Price	¥362,000 per share
3.	Method of Disposal:	Transfers its own shares to NTT DoCoMo, Inc.
4.	Date of Disposal:	August 20, 2003 (planned)
5.	Number of its own Shares after Disposal:	0.5 share

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan





CID-B-03-091
August 4, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

Enclosed documents are as follows:

- NTT Docomo to Transfer Satellite Assets to JSAT and Acquire JSAT Common Stock
- Notice Regarding Disposal of The Company's Own Shares

Thank you for your attention and cooperation.

Yours faithfully,

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

JSAT

July 31, 2003

Press Release

JSAT Corporation
NTT DoCoMo, Inc.

NTT DoCoMo to Transfer Satellite Assets to JSAT and Acquire JSAT Common Stock

JSAT Corporation and NTT DoCoMo, Inc. today reached an agreement on the transfer of NTT DoCoMo's interest in two jointly owned communications satellites—N-STARa and N-STARb—to JSAT. Pursuant to the agreement, NTT DoCoMo will hereafter lease the two satellites from JSAT to continue providing its proprietary WideStar® satellite mobile communications service. The agreement will also see NTT DoCoMo acquire a strategic equity interest in JSAT to continue to ensure the provision of reliable service.

JSAT presently owns and operates eight communications satellites, offering communications and broadcasting services for both domestic and international markets. NTT DoCoMo holds an interest in two of those satellites, N-STARa and N-STARb, which it uses to provide the WideStar service.

The agreement will enable JSAT and NTT DoCoMo offer even more reliable services, and presents the opportunity for the two companies to actively explore new avenues of collaboration in the satellite mobile communications business.

The details of the agreement are as follows.

Transfer of Satellite Assets

1. **Date of Transfer**
   August 1, 2003 (Planned)

2. **Details of Transfer**
   NTT DoCoMo will transfer its interest in communications satellites N-STARa and N-STARb to JSAT.
   (Mobile Satellite Service (MSS) mission: S-band*,C-band*)

3. **Value of Assets to be Transferred**
Approx. ¥3.3 billion

*S-band: 2.6GHz/2.5GHz frequency band suitable for mobile communications, C-band: 6GHz/4GHz frequency band

Acquisition of Shares

1. **No. of Shares to be Acquired**
NTT DoCoMo will acquire 4,749 shares of JSAT's common stock.
(Approx. 1.24% of total number of shares issued and outstanding; total paid-in capital: approx. ¥1.7 billion)

2. **Method of Share Acquisition**
NTT DoCoMo will acquire JSAT-held treasury stock.

3. **Date of Acquisition**
August 20, 2003 (Planned)

Reference

I. Profiles of the Two Companies

Name	JSAT Corporation	NTT DoCoMo, Inc.
Head Office	1-11-1 Marunouchi, Chiyoda-ku Tokyo, Japan	2-11-1 Nagata-cho, Chiyoda-ku Tokyo, Japan
President	President and CEO Kiyoshi Isozaki	President and CEO Keiji Tachikawa
Capital	¥53,769 million	¥949,679 million

II. Present Ownership of N-STARa and N-STARb

	JSAT	NTT DoCoMo
N-STARa	70%	30%
N-STARb	70%	30%

About JSAT

JSAT Corporation is a leading satellite operator in the Asia Pacific region. The company owns and operates eight satellites in seven orbital slots. JSAT provides communications and broadcasting services that offer a variety of solutions to a wide range of customers. Based on its corporate slogan, "JSAT, Expanding Horizons," the company is actively expanding its operation internationally and cultivating new customer sectors. JSAT is listed on the First Section of the Tokyo Stock Exchange. For more information, visit www.jsat.net.

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company with more than 46 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world's most popular mobile internet service, which provides e-mail and internet access to over 39 million subscribers, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

WideStar is a registered trademark of NTT DoCoMo, Inc. in Japan.

JSAT

July 31, 2003
JSAT Corporation

Notice Regarding Disposal of The Company's Own Shares

JSAT Corporation hereby serves notice that at meeting today, the Board of Directors approved a resolution to dispose its own shares as follows.

Particulars

1.	Purpose of Disposal:	Transfers its own shares to NTT DoCoMo, Inc.
2.	Details of Shares to be disposed:	
	(1) Class of Shares	JSAT's common stock
	(2) Total Number of Shares	4,749
	(3) Price	¥362,000 per share
3.	Method of Disposal:	Transfers its own shares to NTT DoCoMo, Inc.
4.	Date of Disposal:	August 20, 2003 (planned)
5.	Number of its own Shares after Disposal:	0.5 share

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan